UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)
Transaction Statement under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934
 (Amendment No. 3)

CROWLEY MARITIME CORPORATION
(Name of Issuer)
CROWLEY NEWCO CORPORATION THOMAS B. CROWLEY, JR. CHRISTINE S. CROWLEY MOLLY M. CROWLEY CROWLEY MARITIME CORPORATION
(Names of Filing Persons (Offeror))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
228090106
(CUSIP Number of Class of Securities)
Thomas B. Crowley, Jr. c/o Crowley Maritime Corporation 9487 Regency Square Boulevard Jacksonville, Florida 32225 (904) 727-2200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to: Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, California 94105 (415) 773-5700

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☒	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

CALCULATION OF FILING FEE
Transaction Valuation* $93,554,110	Amount of Filing Fee** $2,872.11

*      The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b).  The calculation assumes the purchase of all outstanding shares of the Issuer (other than the58,562 shares already beneficially owned by Crowley Newco Corporation) at a price of $2,990 in cash per share. There were 31,289 shares of Common Stock outstanding that were not beneficially owned by Crowley Newco Corporation as of March 16, 2007.

**    The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission on February 15, 2007.  Such fee equals .00307 percent of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$2,872.11	Filing Party:	Crowley Newco Corporation
	Form or Registration No.:	Schedule TO	Date Filed:	March 19, 2007

AMENDMENT NO. 3 TO TRANSACTION STATEMENT

This Amendment No. 3 to Transaction Statement amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13e-3 (as amended, the “Schedule 13E-3”) filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2007, as amended and supplemented by Amendment No. 1 to Transaction Statement filed with the SEC on March 19, 2007, and as amended and supplemented by Amendment No. 2 to Transaction Statement filed with the SEC on March 22, 2007, by Crowley Newco Corporation (the “Purchaser”), Thomas B. Crowley, Jr., Christine S. Crowley, Molly M. Crowley and Crowley Maritime Corporation (the “Company”).  Purchaser has made an offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the “Common Stock”), of the Company, other than the shares of Common Stock beneficially owned by the Purchaser, at a purchase price of $2,990 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 19, 2007, and in the related Letter of Transmittal.  Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Offer to Purchase.

Item 16.  Exhibits

Item 16 of the Schedule 13E-3 is amended and supplemented by adding the following thereto:

Exhibit No.                                           Description

(a)(1)(viii)                                Letter from D.F. King & Co., Inc. to Crowley Maritime Corporation stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CROWLEY NEWCO CORPORATION /s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr., Chairman of the Board and President
(Name and Title)

April 13, 2007
(Date)
THOMAS B. CROWLEY, JR. /s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr.
(Name)

April 13, 2007
(Date)
CHRISTINE S. CROWLEY /s/ Christine S. Crowley

Christine S. Crowley
(Name)

April 13, 2007
(Date)
MOLLY M. CROWLEY /s/ Molly M. Crowley

Molly M. Crowley
(Name)

April 13, 2007
(Date)

CROWLEY MARITIME CORPORATION /s/ Richard L. Swinton
(Signature)

Richard L. Swinton, V.P. of Tax and Audit
(Name and Title)

April 13, 2007
(Date)

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(viii)	Letter from D.F. King & Co., Inc. to Crowley Maritime Corporation stockholders.

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